Exhibit 99.1

Media release

6 May 2004

Westpac announces off market share buy-back

Westpac Banking Corporation today announced details of its structured off-market buy-back of approximately $500 million of ordinary shares.

The buy-back will involve a tender process, under which all eligible shareholders can tender their Westpac shares at specified prices from $14.00 to $18.00 or as a final price tender.

Ultimately the buy-back will be at the lowest price in the range that enables Westpac to repurchase the targeted amount of capital.

Chief Financial Officer, Philip Chronican, said the buy-back is part of Westpac’s ongoing capital management strategy.

“Following a strong earnings performance in the 2003 financial year and the first half of this year, Westpac’s capital ratios are currently above our stated target ranges.  Consistent with our strategy of ensuring the group maintains an efficient capital structure, we investigated the most effective way to return this surplus capital to our shareholders.

“We believe a structured off-market buy-back is the most appropriate option and in the interests of all shareholders.

“It enables us to reduce capital that is surplus to the bank’s current requirements, and maximise returns to both participating and non-participating shareholders,” Mr Chronican said.

The buy-back price will comprise a capital component of $4.00, with the difference between the buy-back price and $4.00 to be treated as a fully franked dividend for tax purposes.

Shareholders with a registered holding on 10 June 2004 will receive their interim dividend, even if they tender their shares in the buy-back.  The buy-back tender period will run from 31 May to 18 June 2004.

An on-market buy-back of an equivalent proportion of our NZ Class Shares (approximately 1 million shares) was also announced today by Westpac (NZ) Investments Limited.

The timetable for the buy-back is outlined on the next page. The buy-back’s terms and conditions will be set out in a buy-back tender booklet that will be posted to all eligible shareholders by 26 May.

TIMETABLE FOR BUY-BACK TENDER*

EVENT	DATE (2004)
Buy-back announcement	Thursday, 6 May(1)
Shares quoted ex-entitlement to participate in the buy-back	Wednesday, 12 May
Determination of shareholders entitled to participate in the buy-back (Record Date)	Tuesday, 18 May
Tender Period opens	Monday, 31 May
Tender Period closes. Tenders must be received by the Westpac Share Registry no later than 7.00pm (Sydney time)	Friday, 18 June
Announcement of the buy-back price and any scale back	Monday, 21 June
Dispatch/crediting of buy-back proceeds to participating shareholders completed	Wednesday, 30 June

(1)           Shares acquired on or after 7 May 2004, will not qualify for franking entitlements under the 45 day rule.

* Dates are subject to change

Shareholders who have any enquiries in relation to the buy-back should call the Westpac buy-back enquiry line on 1800 804 255 or +612 8280 7070 if calling from outside Australia.

Ends.

For Further Information

Name:	David Lording
Westpac Banking Corporation, Media Relations
Ph:	02 9226 3510
Mb:	0419 683 411

Other relevant information:

•                    Following the release of the ATO’s draft Taxation Determination (TD2004/D1), Westpac has confirmed with the ATO that the “market value” of shares bought back for tax purposes is $17.11 adjusted for the movement in the S&P/ASX200 Index from the close of trading on 5 May 2004 to the close of trading on 18 June 2004 (“Tax Value”).  If the buy-back price is less than this Tax Value, the difference will be added to the $4.00 capital component for the purposes of calculating the gain or loss arising on disposal of the shares for tax purposes.  Westpac does not intend to buy back any shares at a price that exceeds the Tax Value.

•                    Shares tendered to Westpac at the buy-back price may be subject to scale back and all successful tenderers will receive the same buy-back price.  The scale back has been structured to ensure that small shareholders will not be left with small holdings as a result of any scale back.

•                    Shareholders who wish to sell all their shares may consider withdrawing from the Bank’s dividend reinvestment plan by 10 June 2004 to avoid being left with a small parcel of shares after the buy-back.

•                    Shareholders who participate in the buy-back should not be subject to broker fees.

Appendix 3C

Announcement of buy-back

Rule 3.8A

Appendix 3C

Announcement of buy-back
(except minimum holding buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/9/99.  Origin: Appendix 7B.  Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
Westpac Banking Corporation	33 007 457 141

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	Selective buy-back on equal access buy-back conditions (as modified)

2	+Class of shares which is the subject of the buy-back (eg, ordinary/preference)	Ordinary

3	Voting rights (eg, one for one)	One for one

4	Fully paid/partly paid (and if partly paid, details of how much has been paid and how much is outstanding)	Fully paid

5	Number of shares in the +class on issue	1,802,429,795

6	Whether shareholder approval is required for buy-back	No

7	Reason for buy-back	To allow the Company to maintain an efficient capital structure

+ See chapter 19 for defined terms.

8	Any other information material to a shareholder’s decision whether to accept the offer (eg, details of any proposed takeover bid)	Nil other than the Booklet to be lodged with ASX prior to despatch to shareholders

On-market buy-back

9	Name of broker who will act on the company’s behalf

10	Deleted 30/9/2001.

11	If the company intends to buy back a maximum number of shares - that number

Note: This requires a figure to be included, not a percentage.

12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention

13	If the company intends to buy back shares if conditions are met - those conditions

Employee share scheme buy-back

14	Number of shares proposed to be bought back

15	Price to be offered for shares

+ See chapter 19 for defined terms.

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back

17	Number of shares proposed to be bought back

18	Price to be offered for shares

Equal access scheme

19	Percentage of shares proposed to be bought back	Approximately 2%

20	Total number of shares proposed to be bought back if all offers are accepted	Approximately 40 million

21	Price to be offered for shares	The price will be determined by a tender process within a range from $14.00 to $18.00

22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	18 May 2004

Compliance statement

1.             The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.             There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:		Date:
(Director/Company secretary)

Print name:

+ See chapter 19 for defined terms.